Exhibit 99.2

MEDIWOUND LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	F-2

Condensed Interim Consolidated Statements of Comprehensive Loss	F-3

Condensed Interim Consolidated Statements of Changes in Equity	F-4 - F-6

Condensed Interim Consolidated Statements of Cash Flows	F-7 - F-8

Notes to Condensed Interim Consolidated Financial Statements	F-9 - F-11

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollar in thousands (expect share data)

	September 30,		December 31,
	2017	2016	2016
	Unaudited		Audited
CURRENT ASSETS:
Cash and cash equivalents	25,402	5,182	28,866
Short-term bank deposits	15,191	28,774	1,163
Trade receivables	616	491	332
Inventories	1,637	1,063	844
Other receivables	3,622	2,115	2,407

	46,468	37,625	33,612
LONG‑TERM ASSETS:
Long term deposits	60	103	103
Property, plant and equipment, net	1,834	1,362	1,276
Intangible assets, net	649	831	773

	2,543	2,296	2,152

	49,011	39,921	35,764
CURRENT LIABILITIES:
Trade payables and accrued expenses	3,289	2,505	3,320
Other payables	2,190	2,476	2,060
Other payables from discontinued operation	7,500	-	-
	12,979	4,981	5,380
LONG‑TERM LIABILITIES:
Deferred revenues	937	1,067	1,023
Liabilities in respect of IIA grants	7,395	7,637	6,839
Contingent consideration for the purchase of shares	15,673	17,265	14,533
Severance pay liability, net	242	99	219

	24,247	26,068	22,614
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value:
Authorized: 32,244,508 shares; Issued and Outstanding: 27,047,737 as of September 30, 2017, 21,930,449 as of December 31, 2016 and 21,871,055 as of September 30, 2016	75	60	60
Share premium	138,778	114,203	114,979
Foreign currency translation adjustments	(28)	(20)	(9)
Accumulated deficit	(127,040)	(105,371)	(107,260)

	11,785	8,872	7,770

	49,011	39,921	35,764

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share data and per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	Unaudited				Audited

Revenues	1,966	1,128	739	518	1,558
Cost of revenues	1,162	1,303	338	474	2,158

Gross profit (loss)	804	(175)	401	44	(600)

Operating expenses:
Research and development, net of participations	4,279	6,285	844	2,355	7,068
Selling and marketing	4,107	6,214	1,414	1,686	8,403
General and administrative	2,581	2,974	940	947	4,084

Operating loss	(10,163)	(15,648)	(2,797)	(4,944)	(20,155)

Financial income	243	492	69	95	2,166
Financial expense	(2,360)	(1,840)	(776)	(862)	(896)
Loss from continuing operation	(12,280)	(16,996)	(3,504)	(5,711)	(18,885)

Loss from discontinued operation	(7,500)	-	(7,500)	-	-

Net loss	(19,780)	(16,996)	(11,004)	(5,711)	(18,885)

Other comprehensive income (loss):
Items to be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments	(19)	(4)	(2)	(1)	7

Total comprehensive loss	(19,799)	(17,000)	(11,006)	(5,712)	(18,878)

Basic and diluted loss per share:
Loss from continuing operations	(0.56)	(0.78)	(0.16)	(0.26)	(0.86)
Loss from discontinued operation	(0.34)	-	(0.33)	-	-
Net loss per share	(0.90)	(0.78)	(0.49)	(0.26)	(0.86)
Weighted average number of Ordinary shares used in the computation of basic and diluted loss per share	22,105	21,853	22,438	21,857	21,862

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollar in thousands

	Share capital		Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity

Balance as of January 1, 2017 (audited)	60		114,979	(9)	(107,260)	7,770

Loss for the period	-		-	-	(19,780)	(19,780)
Other comprehensive loss	-		-	(19)	-	(19)

Total comprehensive loss	-		-	(19)	(19,780)	(19,799)

Exercise of options	(*	)	7	-	-	7
Share-based compensation	-		1,013	-	-	1,013
Issuance of ordinary shares of NIS 0.01 par value net of issuance expenses	15		22,779	-	-	22,794

Balance as of September 30, 2017 (unaudited)	75		138,778	(28)	(127,040)	11,785

	Share capital		Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity

Balance as of January 1, 2016 (audited)	60		111,801	(16)	(88,375)	23,470

Loss for the period	-		-	-	(16,996)	(16,996)
Other comprehensive loss	-		-	(4)	-	(4)

Total comprehensive loss	-		-	(4)	(16,996)	(17,000)

Exercise of options	(*	)	2	-	-	2
Share-based compensation	-		2,400	-	-	2,400

Balance as of September 30, 2016 (unaudited)	60		114,203	(20)	(105,371)	8,872

(*)	Represent less than $1.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollar in thousands

	Share capital		Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity
	Unaudited
Balance as of July 1, 2017	60		115,646	(26)	(116,036)	(356)

Loss for the period	-		-	-	(11,004)	(11,004)
Other comprehensive income	-		-	(2)	-	(2)

Total comprehensive loss	-		-	(2)	(11,004)	(11,006)

Exercise of options	(*	)	5	-	-	5
Share-based compensation	-		348	-	-	348
Issuance of ordinary shares of NIS 0.01 par value net of issuance expenses	15		22,779	-	-	22,794

Balance as of September 30, 2017	75		138,778	(28)	(127,040)	11,785

	Share capital		Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity
	Unaudited
Balance as of July 1, 2016	60		113,588	(19)	(99,660)	13,969

Loss for the period	-		-	-	(5,711)	(5,711)
Other comprehensive income (loss)	-		-	(1)	-	(1)

Total comprehensive loss	-		-	(1)	(5,711)	(5,712)

Exercise of options	(*	)	2	-	-	2
Share-based compensation	-		613	-	-	613

Balance as of September 30, 2016	60		114,203	(20)	(105,371)	8,872

(*)	Represent less than $1.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollar in thousands

	Share capital		Share premium	Foreign currency translation reserve	Accumulated deficit	Total Equity

Balance as of January 1, 2016	60		111,801	(16)	(88,375)	23,470

Loss for the period	-		-	-	(18,885)	(18,885)
Other comprehensive income	-		-	7	-	7

Total comprehensive income (loss)	-		-	7	(18,885)	(18,878)

Exercise of options	(*	)	7	-	-	7
Share-based compensation	-		3,171	-	-	3,171

Balance as of December 31, 2016	60		114,979	(9)	(107,260)	7,770

(*)	Represent less than $1.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	Unaudited				Audited

Cash flows from operating activities:

Net loss	(19,780)	(16,996)	(11,004)	(5,711)	(18,885)

Adjustments to reconcile net loss to net cash used in continuing operating activities:

Adjustments to profit and loss items:

Loss from discontinued operation	7,500	-	7,500	-	-
Depreciation and amortization	430	386	128	133	589
Share-based compensation	1,013	2,400	348	613	3,171
Revaluation of liabilities in respect of IIA grants	351	(190)	(51)	(167)	(1,298)
Revaluation of contingent consideration for the purchase of shares	1,672	1,180	552	641	(1,621)
Increase in severance liability	23	-	3	-	125
Net financing income	(319)	(367)	(54)	(107)	(508)

	10,670	3,409	8,426	1,113	458
Changes in asset and liability items:

Decrease (increase) in trade receivables	(225)	(245)	16	(90)	(107)
Decrease (increase) in inventories	(793)	642	(514)	96	873
Decrease (increase) in other receivables	(1,548)	425	(1,271)	754	33
Increase (decrease) in trade payables	(46)	1,377	1,164	850	2,195
Increase (decrease) in other payables and deferred revenues	(328)	(827)	131	(1,382)	(1,012)

	(2,940)	1,372	(474)	228	1,982

Net cash flows used in operating activities	(12,050)	(12,215)	(3,052)	(4,370)	(16,445)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	Unaudited				Audited

Cash flows from investing activities:

Purchase of property and equipment	(864)	(642)	(499)	(202)	(671)
Purchase of intangible assets	-	-	-	-	(30)
Interest received	52	45	25	4	407
Proceeds from (investment in) short term bank deposits, net	(13,837)	(25,239)	3,000	(1,505)	2,110

Net cash (used in) provided by investing activities	(14,649)	(25,836)	2,526	(1,703)	1,816

Cash flows from financing activities:

Proceeds from exercise of options	7	2	5	2	7
Proceeds from issuance of ordinary shares of NIS 0.01 par value net of expenses	22,794	-	22,794	-	-
Proceeds from IIA grants, net of repayments	328	658	365	658	900

Net cash provided by financing activities	23,129	660	23,164	660	907

Exchange rate differences on cash and cash equivalent balances	106	71	(11)	1	86

Increase (decrease) in cash and cash equivalents	(3,464)	(37,320)	22,627	(5,412)	(13,636)

Balance of cash and cash equivalents at the beginning of the period	28,866	42,502	2,775	10,594	42,502

Balance of cash and cash equivalents at the end of the period	25,402	5,182	25,402	5,182	28,866

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

a.	General description of the Company and its operations:

MediWound Ltd. (the "Company" or "MediWound"), is a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel products to address unmet needs in the fields of severe burns, as well as chronic and other hard to heal wounds, connective tissue disorders and other indications.

The Company's innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency ("EMA") and the Israeli and Argentinean ministries of health for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full thickness thermal burns. The Company sells NexoBrid in Europe in Israel through its commercial organization and in other territories through local distributers.

b.
The Company has two wholly owned subsidiaries: MediWound Germany GmbH, acting as EU marketing authorization holder and EU sales and marketing arm and MediWound UK Limited, an inactive company. In addition, the Company owns approximately 6.5% of PolyHeal Ltd., a private life sciences company ("PolyHeal").

c.	The Company's securities are listed for trading on NASDAQ since March 2014.

d.
On September 29, 2015, the Company was awarded a U.S. Biomedical Advanced Research and Development Authority ("BARDA") contract for development and procurement of NexoBrid for the U.S. The contract is for the advancement of the development and manufacturing, as well as the procurement of NexoBrid, as a medical countermeasure as part of BARDA preparedness for mass casualty events. On July 19, 2017 BARDA had upsized the contract and exercised an option to fund further research and development activities relating to NexoBrid. The modified contract includes $56 million of funding to support development activities to complete the U.S. Food and Drug Administration (FDA) approval process for NexoBrid for use in thermal burn injuries, as well as $16 million for procurement of NexoBrid, which is contingent upon FDA Emergency Use Authorization (EUA) and/or FDA marketing authorization for NexoBrid. In addition, the contract includes options for further funding of up to $10 million for expanding NexoBrid’s indications and of up to $50 million for additional procurement of NexoBrid.

As of September 30, 2017 the Company recorded $11,900 in funding from BARDA under the contract.

MEDIWOUND LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented unless otherwise stated.

a.	Basis of presentation of financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

b.	Basis of preparation of the interim consolidated financial statements:

The interim condensed consolidated financial statements for the nine months and three months ended September 30, 2017 have been prepared in accordance with IAS 34 "Interim Financial Reporting".

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual financial statements as of December 31, 2016 that were included in the Annual Report on Form 20-F filed on February 21, 2017.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2016 that were included in the Annual Report on Form 20-F filed on February 21, 2017.

NOTE 3:	CONTINGENT LIABILITIES

In December 2010, the Company, Teva and PolyHeal, entered into a series of agreements to collaborate in the development, manufacturing and commercialization of PolyHeal's wound care product, or the PolyHeal Product (“2010 PolyHeal Agreement”). Under the 2010 PolyHeal Agreement, PolyHeal granted the Company an exclusive global license to manufacture, develop and commercialize all the Polyheal Products in consideration for royalty payments. Concurrently, the Company granted Teva an exclusive global sub license to commercialize the Polyheal Products in consideration for certain royalties and milestone payments. In addition, Teva undertook to finance the Company's future development of the Polyheal Product and all of its manufacturing costs. Under the 2010 PolyHeal Agreement, Teva initially invested $ 6,750 in the Company, and undertook to invest an additional $ 6,750 in the Company subject to the achievement of a development milestone. Concurrent with Teva's investment in the Company, the Company purchased shares of PolyHeal for total consideration of $ 6,750. Additionally, the Company undertook to purchase additional shares of PolyHeal for the same amount, subject to the achievement of the same abovementioned development milestone.

On November 15, 2012, the Company informed Teva of the commencement of a feasibility study for the next generation of the PolyHeal Product, which constituted a milestone under the 2010 PolyHeal Agreement. In accordance with the terms of the agreement, Upon achievement of this milestone, Teva was to invest an additional $ 6,750 in exchange of the Company's ordinary shares and the Company was to purchase, following and pending the consummation of this investment, for an identical amount, ordinary shares of PolyHeal from its existing shareholders. The Company has not received the milestone investment from Teva.

On September 15, 2014, a Statement of Claim was filed against the Company by some shareholders of Polyheal. The plaintiffs allege that the Company is obligated to pay them a total amount of $1,475 in exchange for their respective portion of PolyHeal's shares, following the commencement of a feasibility study for the next generation of the PolyHeal Product in November 15, 2012, which constituted a milestone under a buyout option agreement between the Company, PolyHeal and its shareholders.

On December 14, 2014, the Company filed its Petition for a Right to Defend, or the Petition, in which it: (i) rejected the arguments raised against it in the Statement of Claim; (ii) emphasized that its obligation under the 2010 PolyHeal Agreement to purchase the 7.5% of PolyHeal’s shares is subject to the consumption of the deferred closing, as defined in the buyout agreement, including the receipt of the funds from Teva on a “back to back” basis; and (iii) stated that since no such payment has been made by Teva, the Company is not subject to any obligation to purchase PolyHeal shares and/or make any payments to PolyHeal’s shareholders.

On November 12, 2017, the Tel Aviv District Court issued its ruling (see note 5).

MEDIWOUND LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:	EQUITY

On September 21, 2017, the Company completed a follow-on public offering. A total of 4,400,000 new ordinary shares were issued in consideration to offering price of $5.00 per share. On September 29, 2017, the underwriters partially exercised their ‘green shoe’ option and purchased 637,664 additional ordinary shares. The net proceeds, including the underwriters' option, were approximately $22,790, after deducting underwriter’s discounts, commissions and other offering expenses.

NOTE 5:	SUBSEQUENT EVENTS

On November 12, 2017, the Tel Aviv District Court issued its ruling accepting the plaintiffs’ claim and ruled that the Company is obligated to purchase PolyHeal’s shares for approximately $6,750 plus applicable interest, which represents the purchase price for the total number of shares that the PolyHeal Agreements contemplate would be acquired by the Company from the shareholders of PolyHeal. The Court ordered that the Company is obligated to purchase shares in PolyHeal from the plaintiffs, on the basis of their actual share holdings in PolyHeal as of January 15, 2013, for approximately $1,500, within 15 days from the date of the Court's ruling.

Accordingly, a full provision for the shares purchase price plus the accrued interest, totaled $7,500 was recorded in respect of this claim and a full impairment of the royalties' rights arising from the Company's ownership of shares is included within the loss from discontinued operation.

The Company continues to evaluate the ruling and its legal and accounting implications and the Company’s options, including a potential appeal.